October 20, 2016

Mara L. Ransom – Assistant Director, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FundThatCompany
Amendment No. 3 to Registration Statement on Form S-1 Filed September 20, 2016 File No. 333-208350

Dear Ms. Ransom;

In response to your letter dated October 5, 2016 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of FundThatCompany (the “Company”). Amendment No. 2 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s October 5, 2016 letter in italicized text immediately before our response.

Use of Proceeds, page 17

1.	We note that you have disclosed here that your offering costs will be $12,515 and your disclosure on page 30 reflects a separate category of cost in the same amount for “filing and reporting obligations with the SEC.” It appears that you have not included in your Use of Proceeds funds for filing and reporting obligations. If true please revise to state proceeds for filing and reporting obligations will not cover all of your anticipated expenses.

Response:

We have revised our disclosure on page 30 to reflect the amount and wording that was disclosed in the Use of Proceeds on page 17. Within the Offering expenses the Company did included reporting costs in the total reflected in legal and accounting. We have amended our Total Offering to “Total Offering and reporting expenses”.

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Executive Compensation, page 32

2.	Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Please refer to item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.

Response:

We have revised our disclosure in of page 32 of Executive Compensation to include executive compensation information for the recently completed fiscal year end.

We trust our responses meet with your approval.

Sincerely,

/s/ Chayut Ardwichai

Chayut Ardwichai

President

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